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AB 3/6/03

03013969

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers
Pursuant to Section 17 of the Securities Exchange Act of 1934
and Rule 17a-5 Thereunder

SEC FILE NO.
8-1361

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) **AND ENDING** 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Scott & Stringfellow, Inc.

Official Use Only
FIRM ID. NO.

RECD S.E.C. MAR 3 2003 513

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

909 East Main Street
(No. and Street)

Richmond (City) VA (State) 23219 (Zip Code)

PROCESSED MAR 20 2003 THOMSON FINANCIAL

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mike Johnston, CFO (804) 780-3231
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name – if individual, state last, first, middle name)

PricewaterhouseCoopers LLP

214 N. Tryon Street, Suite 3600 Charlotte NC 28202
(ADDRESS) Number and Street, City, State, Zip Code

CHECK ONE:

- [XXX] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

RB 3/19

Oath or Affirmation

I, Michael Johnston, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of Scott & Stringfellow, Inc., as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Michael Johnston
Chief Financial Officer

City of Richmond
State of Virginia
Wallace A. Jones
Notary Public
Exp. 12/31/03

This report** contains (check all applicable boxes):

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
214 N. Tryon Street
Suite 3600
Charlotte NC 28202
Telephone (704) 344 7500
Facsimile (704) 344 4100

Report of Independent Accountants

To the Board of Directors and Stockholder of
Scott & Stringfellow, Inc.
(a subsidiary of BB&T Corporation):

In our opinion, the accompanying consolidated statement of financial condition and the related consolidated statements of operations, of changes in stockholder's equity, of liabilities subordinated to claims of general creditors, and of cash flows, present fairly, in all material respects, the financial position of Scott & Stringfellow, Inc. and Subsidiary (the "Company") at December 31, 2002, and the results of their operations and their cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America. These consolidated financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As discussed in Note 7, the Company has adopted the goodwill provisions of Statement of Financial Accounting Standard No. 142, "Goodwill and Other Intangibles."

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as whole.

PricewaterhouseCoopers LLP

February 28, 2003

Scott & Stringfellow, Inc. and Subsidiary
Consolidated Statement of Financial Condition
December 31, 2002

Assets		
Cash	$	16,088,146
Cash segregated under federal regulations		76,194,338
Securities purchased under agreements to resell		257,447,734
Securities owned, at fair value		83,475,512
Securities owned, pledged to counterparties		50,088,392
Securities borrowed		5,368,200
Receivable from customers (less allowance of $2,560,260)		156,619,547
Receivable from non-customers		932,065
Receivable from brokers, dealers and clearing organizations		65,263,815
Exchange memberships, at cost (market value of $4,239,000)		4,830,000
Furniture, equipment and leasehold improvements, at cost (less accumulated depreciation and amortization of $19,041,318)		6,054,273
Goodwill		70,904,938
Notes receivable		1,183,712
Deferred tax asset		434,151
Other assets		131,689,113
Total assets	$	926,573,936
Liabilities and stockholder's equity		
Securities sold under agreements to repurchase	$	113,609,107
Securities sold, not yet purchased, at fair value		75,120,518
Securities loaned		416,000
Short-term borrowing with affiliate		150,000,000
Short-term borrowing with non-affiliate		118,962,000
Payable to customers		209,790,958
Payable to brokers, dealers and clearing organizations		62,007,893
Accrued interest payable		550,767
Accrued expenses, compensation and other liabilities		33,690,490
Total liabilities		764,147,733
Commitments and contingencies (Note 16)		-
Liabilities subordinated to claims of general creditors		30,000,000
Stockholder's equity		
Common stock, no par value; 2,400,000 shares authorized; 168 shares issued and outstanding		842,756
Additional paid-in capital		150,174,508
Accumulated deficit		(18,591,061)
Total stockholder's equity		132,426,203
Total liabilities and stockholder's equity	$	926,573,936

The accompanying notes are an integral part of these consolidated financial statements.